82-4211

RECEIVED
2004 NOV -2 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Grupo CONTINENTAL S.A.

04045869

October 28th, 2004.

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

PROCESSED SUPPL
NOV 03 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 14) of Grupo Continental, S.A., as of September 30, 2004.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

Very truly yours,

Miguel Angel Rábago Vite
Chief Financial Officer

dlw 11/3

Encl.
MARV'stc
GC'65

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **3** AÑO: **2004**

RECEIVED

ESTADO DE SITUACION FINANCIERA
AL 30 DE SEPTIEMBRE DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**9,736,564**	**100**	**9,577,704**	**100**
2	**ACTIVO CIRCULANTE**	**3,842,937**	**39**	**3,830,530**	**40**
3	EFECTIVO E INVERSIONES TEMPORALES	2,740,163	28	2,598,404	27
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	251,084	3	223,142	2
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	55,872	1	80,104	1
6	INVENTARIOS	788,491	8	921,314	10
7	OTROS ACTIVOS CIRCULANTES	7,327	0	7,566	0
8	**LARGO PLAZO**	**924,990**	**10**	**879,251**	**9**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	886,424	9	840,455	9
11	OTRAS INVERSIONES	38,566	0	38,796	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,285,984**	**44**	**4,278,277**	**45**
13	INMUEBLES	2,815,904	29	2,627,522	27
14	MAQUINARIA Y EQUIPO INDUSTRIAL	2,678,197	28	2,585,536	27
15	OTROS EQUIPOS	2,131,646	22	2,197,279	23
16	DEPRECIACION ACUMULADA	3,344,039	34	3,198,638	33
17	CONSTRUCCIONES EN PROCESO	4,276	0	66,578	1
18	**ACTIVO DIFERIDO (NETO)**	**484,322**	**5**	**529,002**	**6**
19	**OTROS ACTIVOS**	**198,331**	**2**	**60,644**	**1**
20	**PASIVO TOTAL**	**1,957,044**	**100**	**1,859,119**	**100**
21	**PASIVO CIRCULANTE**	**710,512**	**36**	**744,459**	**40**
22	PROVEEDORES	284,838	15	311,573	17
23	CREDITOS BANCARIOS	0	0	0	0
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	128,166	7	89,798	5
26	OTROS PASIVOS CIRCULANTES	297,508	15	343,088	18
27	**PASIVO A LARGO PLAZO**	**0**	**0**	**0**	**0**
28	CREDITOS BANCARIOS	0	0	0	0
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**959,832**	**49**	**972,832**	**52**
32	**OTROS PASIVOS**	**286,700**	**15**	**141,828**	**8**
33	**CAPITAL CONTABLE**	**7,779,520**	**100**	**7,718,585**	**100**
34	**PARTICIPACION MINORITARIA**	**6,018**		**3,324**	
35	**CAPITAL CONTABLE MAYORITARIO**	**7,773,502**	**100**	**7,715,261**	**100**
36	**CAPITAL CONTRIBUIDO**	**875,956**	**11**	**875,951**	**11**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	15,000	0	15,000	0
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	825,134	11	825,134	11
39	PRIMA EN VENTA DE ACCIONES	35,822	0	35,817	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,897,546**	**89**	**6,839,310**	**89**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	7,624,909	98	7,403,937	96
43	RESERVA PARA RECOMPRA DE ACCIONES	150,000	2	150,000	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,680,314)	(22)	(1,630,123)	(21)
45	**RESULTADO NETO DEL EJERCICIO**	802,951	10	915,496	12

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**2,740,163**	**100**	**2,598,404**	**100**
46	EFECTIVO	31,257	1	54,947	2
47	INVERSIONES TEMPORALES	2,708,906	99	2,543,457	98
18	**CARGOS DIFERIDOS**	**484,322**	**100**	**529,002**	**100**
48	GASTOS AMORTIZABLES (NETO)	3,151	1	12,152	2
49	CREDITO MERCANTIL	481,171	99	516,850	98
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**710,512**	**100**	**744,459**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	15,745	2	26,623	4
53	PASIVOS EN MONEDA NACIONAL	694,767	98	717,836	96
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**297,508**	**100**	**343,088**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	297,508	100	343,088	100
27	**PASIVO A LARGO PLAZO**	**0**	**100**	**0**	**100**
59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**959,832**	**100**	**972,832**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	959,832	100	972,832	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**286,700**	**100**	**141,828**	**100**
68	RESERVAS	286,700	100	141,828	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,680,314)**	**100**	**(1,630,123)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(1,680,314)	(100)	(1,630,123)	(100)

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	3,132,425	3,086,071
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	63	64
75	NUMERO DE EMPLEADOS (*)	4,566	4,879
76	NUMERO DE OBREROS (*)	8,996	9,522
77	NUMERO DE ACCIONES EN CIRCULACION (*)	750,000,000	749,980,000
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	20,000

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**7,394,418**	**100**	**7,824,686**	**100**
2	COSTO DE VENTAS	3,444,850	47	3,615,919	46
3	**RESULTADO BRUTO**	**3,949,568**	**53**	**4,208,767**	**54**
4	GASTOS DE OPERACION	2,715,454	37	2,851,501	36
5	**RESULTADO DE OPERACION**	**1,234,114**	**17**	**1,357,266**	**17**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(13,357)	0	(101,875)	(1)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,247,471**	**17**	**1,459,141**	**19**
8	OTRAS OPERACIONES FINANCIERAS	(49,574)	(1)	(14,204)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,297,045**	**18**	**1,473,345**	**19**
10	PROVISION PARA IMPUESTOS Y P.T.U.	598,646	8	661,914	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**698,399**	**9**	**811,431**	**10**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	106,780	1	104,492	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**805,179**	**11**	**915,923**	**12**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**805,179**	**11**	**915,923**	**12**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**805,179**	**11**	**915,923**	**12**
19	PARTICIPACION MINORITARIA	2,228	0	427	0
20	**RESULTADO NETO MAYORITARIO**	**802,951**	**11**	**915,496**	**12**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

TRIMESTRE: **3** AÑO: **2004**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**7,394,418**	**100**	**7,824,686**	**100**
21	NACIONALES	7,394,025	100	7,824,372	100
22	EXTRANJERAS	393	0	314	0
23	CONVERSION EN DOLARES (***)	33	0	27	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(13,357)**	**100**	**(101,875)**	**100**
24	INTERESES PAGADOS	7,610	57	9,467	9
25	PERDIDA EN CAMBIOS	278	2	355	0
26	INTERESES GANADOS	57,115	428	56,292	55
27	GANANCIA EN CAMBIOS	36,875	276	104,657	103
28	RESULTADO POR POSICION MONETARIA	72,745	545	49,252	48
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(49,574)**	**100**	**(14,204)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(49,574)	(100)	(14,204)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**598,646**	**100**	**661,914**	**100**
32	I.S.R.	449,300	75	494,137	75
33	I.S.R. DIFERIDO	14,527	2	36,274	5
34	P.T.U.	131,706	22	131,436	20
35	P.T.U. DIFERIDA	3,113	1	67	0

(***) DATOS EN MILES DE DOLARES

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**
GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	7,495,471	7,950,955
37	RESULTADO FISCAL DEL EJERCICIO	795,317	932,904
38	VENTAS NETAS (**)	9,857,401	10,311,518
39	RESULTADO DE OPERACION (**)	1,598,671	1,767,069
40	RESULTADO NETO MAYORITARIO (**)	1,063,365	1,205,111
41	RESULTADO NETO (**)	1,065,267	1,204,001

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL TRIMESTRE: **3** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**2,637,216**	**100**	**2,691,726**	**100**
2	COSTO DE VENTAS	1,233,132	47	1,257,797	47
3	**RESULTADO BRUTO**	**1,404,084**	**53**	**1,433,929**	**53**
4	GASTOS DE OPERACION	920,404	35	944,629	35
5	**RESULTADO DE OPERACION**	**483,680**	**18**	**489,300**	**18**
6	COSTO INTEGRAL DE FINANCIAMIENTO	33,445	1	(83,988)	(3)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**450,235**	**17**	**573,288**	**21**
8	OTRAS OPERACIONES FINANCIERAS	(38,490)	(1)	(6,034)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**488,725**	**19**	**579,322**	**22**
10	PROVISION PARA IMPUESTOS Y P.T.U.	231,053	9	255,734	10
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**257,672**	**10**	**323,588**	**12**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	40,458	2	37,536	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**298,130**	**11**	**361,124**	**13**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**298,130**	**11**	**361,124**	**13**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**298,130**	**11**	**361,124**	**13**
19	PARTICIPACION MINORITARIA	609		(215)	0
20	**RESULTADO NETO MAYORITARIO**	**297,521**	**11**	**361,339**	**13**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL

GRUPO CONTINENTAL, S.A.

TRIMESTRE: **3** AÑO: **2004**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,637,216**	**100**	**2,691,726**	**100**
21	NACIONALES	2,637,051	100	2,691,599	100
22	EXTRANJERAS	165	0	127	0
23	CONVERSION EN DOLARES (***)	13	0	10	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**33,445**	**100**	**(83,988)**	**100**
24	INTERESES PAGADOS	2,990	9	2,838	3
25	PERDIDA EN CAMBIOS	10	0	3	0
26	INTERESES GANADOS	19,817	59	12,161	14
27	GANANCIA EN CAMBIOS	(15,428)	(46)	95,918	114
28	RESULTADO POR POSICION MONETARIA	34,834	104	21,250	25
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(38,490)**	**100**	**(6,034)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(38,490)	(100)	(6,034)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**231,053**	**100**	**255,734**	**100**
32	I.S.R.	170,382	74	197,917	77
33	I.S.R. DIFERIDO	5,574	2	10,883	4
34	P.T.U.	50,649	22	46,916	18
35	P.T.U. DIFERIDA	4,448	2	18	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**805,179**	**915,923**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	172,303	194,329
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**977,482**	**1,110,252**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	93,237	(51,668)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,070,719**	**1,058,584**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	101,619	66,643
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(952,712)	(595,694)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(851,093)**	**(529,051)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(154,619)**	**(441,808)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	65,007	87,725
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	2,675,156	2,510,679
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,740,163	2,598,404

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**172,303**	**194,329**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	260,781	252,703
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	3,978	10,143
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(92,456)	(68,517)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**93,237**	**(51,668)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	79,444	22,489
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	41,339	(57,483)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	0	0
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(69,190)	(25,161)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	41,644	8,487
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**101,619**	**66,643**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	0	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	100,822	95,967
26	+ OTROS FINANCIAMIENTOS	797	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	(29,324)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(952,712)**	**(595,694)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(952,712)	(595,694)
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(154,619)**	**(441,808)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(153,977)	(441,808)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(642)	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	10.89	%	11.71	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	13.68	%	15.62	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	10.94	%	12.57	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	82.41	%	44.39	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(9.03)	%	(5.38)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	1.01	veces	1.08	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.30	veces	2.41	veces
8	ROTACION DE INVENTARIOS (**)	5.85	veces	5.14	veces
9	DIAS DE VENTAS POR COBRAR	8	días	7	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	20.10	%	19.41	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.25	veces	0.24	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	0.80	%	1.43	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	162.17	veces	143.37	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	5.04	veces	5.55	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	5.41	veces	5.15	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	4.30	veces	3.91	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.96	veces	2.06	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	385.66	%	349.03	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	13.22	%	14.19	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	1.26	%	(0.66)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	140.70	veces	111.82	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(11.94)	%	(12.60)	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	111.94	%	112.60	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	99.58	%	100.00	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 1.42		$ 1.61	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 1.42		$ 1.61	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 10.36		$ 10.29	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ 1.25		$ .75	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.63	veces	1.66	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	11.88	veces	10.66	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

S-32 OTROS PASIVOS:

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACION DEL BOLETIN D-3 DEL IMCP SON:

PLAN DE PENSIONES	$ 225,349
PRIMA DE ANTIGÜEDAD	61,351
	$ 286,700

S-42 RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL:

RESULTADO DE EJERCICIOS ANTERIORES	$ 7,578,680
RESERVA LEGAL	46,229
	$ 7,624,909

S-71 RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS:

RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	$ (668,354)
EFECTO ACUMULADO DEL IMPUESTO SOBRE LA RENTA DIFERIDO	(1,011,960)
	$ (1,680,314)

S-31 CREDITOS DIFERIDOS:

S-66 IMPUESTOS DIFERIDOS:

EN ESTOS RENGLONES SE INCLUYE UN PASIVO POR:

ISR DIFERIDO (D-4)	$ 867,568
ISR DIFERIDO FISCAL	79,860
PTU DIFERIDO (D-4)	12,404
	$ 959,832

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

ESCENARIO ECONOMICO

En México, la propuesta del Paquete Económico, entregado el pasado 8 de Septiembre (Presupuesto, Cambios Fiscales y Criterios generales) causó cierto rechazo entre el sector empresarial, por la intención del ejecutivo de recargar nuevamente con mayor recaudación a la clase media y al sector productivo formal. Algunos aspectos positivos se refieren a la proposición de la reducción de las tasas de I.S.R. para las Empresas; y lo que realmente no se entiende es el intentar gravar por quinta vez, alimentos y medicinas, sin tener un arreglo previo con el Congreso.

Antes de fin de año, la Ley de Ingresos será aprobada por el Congreso, seguramente con modificaciones, en virtud de la gran diversidad de fuerzas y divisiones dentro de los mismos partidos.

LA OPERACIÓN Y SUS RESULTADOS

El volumen de ventas en el período enero - septiembre, incluyendo bonificaciones y muestreos, ascendió a 264 millones de cajas unidad.

Nuestra Utilidad de Operación fue de 1,234 millones de pesos, presentando un margen operativo de 16.7%; nuestro Flujo de Operación de 1,495 millones de pesos representó un 20.2% y la Utilidad Neta Mayoritaria de 803 millones de pesos un 10.9%. Finalmente nuestro rendimiento del capital invertido fue del 14.5%.

Hemos realizado 163 eventos de lanzamientos, siendo en los últimos meses Coca-Cola 450 ml., Coca-Cola 710 ml. y Nestea Limón Light 400 ml.

Realizamos en el año 16 campañas promocionales, de las cuales 12 han sido al consumidor, 2 a detallistas y 2 de imagen.

Introdujimos 6,430 refrigeradores con nuestros detallistas, contando actualmente con un total de 146,375 equipos de refrigeración en el mercado para nuestros productos.

Continuamos concentrados en la atención a clientes y consumidores, los programas de reducción de costos, los diferentes sistemas de servicio y distribución, y la innovación en empaques con diferentes estrategias de precio.

Nuestro reto, es una continua cooperación entre todos los embotelladores y la Compañía Coca-Cola, como un solo equipo; con inversiones de ambas partes, estrategias comunes y una ejecución exitosa.

RECURSOS DE CAPITAL

Las inversiones que ascendieron a 196 millones de pesos, fueron pagadas con el Flujo de Operación, entre las que se incluyen principalmente Centros de Distribución y modificaciones a líneas de embotellado.

LIQUIDEZ

Las razones de liquidez y apalancamiento siguen siendo excelentes, como lo muestran los Estados Financieros que forman parte de esta información. El flujo de operación resultó superior al 20% de las ventas.

ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la "Compañía") es una sociedad controladora de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada, a través de 17 franquicias otorgadas por The Coca-Cola Company que operan en siete Estados de la República Mexicana.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1. PRINCIPALES POLITICAS CONTABLES y FINANCIERAS

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

Con efectos a partir del 1° de marzo de 2004, Embotelladora Guadalupe Victoria, S.A. de C.V. fue fusionada con Embotelladora Guadiana, S.A. de C.V., prevaleciendo esta última.

Con efectos a partir del 1° de octubre de 2004, Embotelladora de Coahuila, S.A. de C.V. y Embotelladora Gómez Palacio, S.A. de C.V. fueron fusionadas con Embotelladora Lagunera, S.A. de C.V., prevaleciendo esta última.

Las subsidiarias de Grupo Continental, S.A., incluidas en la consolidación, aparecen listadas en el anexo 3 de esta información.

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresados en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Inversiones en acciones

Las inversiones en acciones de subsidiarias y asociadas que posee la Compañía, se valúan por el método de participación para efectos de su presentación en los estados financieros individuales. Las otras inversiones en acciones se valúan al costo actualizado al cierre del ejercicio, utilizando para tal efecto un factor derivado del INPC.

e) Inmuebles, maquinaria y equipo

Los activos se registran a su costo de adquisición. Las adquisiciones, se actualizan a partir de su fecha de adquisición mediante la aplicación de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

f) Costo de cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). Estos cargos a resultados no serían diferentes de los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas adquiridas. Se actualiza aplicando a los importes históricos, factores derivados del INPC y se amortiza en línea recta en un período no mayor de 20 años.

h) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos. El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que éstas se recuperarán o liquidarán y se reconoce un activo o pasivo diferido. El impuesto al activo causado, así como el que se tenga pendiente de compensar de ejercicios anteriores, representa un anticipo de impuesto sobre la renta. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la Participación de los Trabajadores en las Utilidades que se presuma que provocarán un beneficio o que se pagarán en el futuro.

i) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicios y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. El monto de los pagos de acuerdo con los beneficios de los planes, se basa en el sueldo promedio de los últimos doce meses de servicio, reducido por el importe pagado a los empleados por el Instituto Mexicano del Seguro Social. Las subsidiarias efectúan contribuciones anuales a los fondos en fideicomiso irrevocables basados en cálculos actuariales.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, "Obligaciones laborales", emitido por el Instituto Mexicano de Contadores Públicos. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

j) Transacciones en dólares (ver anexo 6)

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados.

k) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente

efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

l) Utilidad integral

La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

n) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 50% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a la Compañía. Los pagos efectuados por la Compañía por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 60 días en promedio.

o) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. El promedio de las acciones en circulación son 750,000,000 al 30 de septiembre de 2004, y 749,980,000 al 30 de septiembre de 2003.

p) Información financiera por segmentos

Como se indica en la Nota 1, Grupo Continental, S. A. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de refrescos y agua purificada a través de 17 franquicias otorgadas por The Coca-Cola Company, las cuales operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las plantas son iguales.

También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

Los productos de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

NOTA 2. INMUEBLES, MAQUINARIA Y EQUIPO

	30 de septiembre de 2004
Edificios	$ 2,053,300
Equipo de fábrica	2,458,225
Equipo anticontaminante	107,474
Equipo de transporte	1,589,628
Mobiliario y otros equipos	540,946
	6,749,573
Depreciación acumulada	(3,344,039)
	3,405,534
Terrenos	726,131
Obras y equipo en proceso y anticipos	154,319
	$ 4,285,984

La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

Los diferentes conceptos de activo fijo se deprecian en base a las siguientes:

TASAS DE DEPRECIACIÓN ANUAL PROMEDIO

· Inmuebles (edificios)	2.1%
· Maquinaria (equipo de fábrica)	5.9%
· Equipo anticontaminante	4.6%
· Equipo de transporte	6.7%
· Mobiliario y otros equipos	12.1%

NOTA 3. CREDITOS BURSÁTILES

N/A

NOTA 4. PASIVO CONTINGENTE

Los pasivos por prima de antigüedad y plan de pensiones derivados de la aplicación del boletín D-3 del IMCP son:

Plan de pensiones	$ 225,349
Prima de antigüedad	61,351

	$ 286,700
	==========

NOTA 5. CAPITAL CONTABLE

INVERSIÓN DE LOS ACCIONISTAS

El capital social de la compañía está representando por 750,000,000 acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital aportado (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos.

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 30 de septiembre de 2004, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados. La reserva legal está incluida en el renglón S-42 Resultados Acumulados y Reserva de Capital del Estado de situación Financiera Consolidado.

INTERES MINORITARIO

La Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total, y la distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES

Estatutariamente la Empresa tiene establecida una reserva para recompra de sus propias acciones, por un importe de $ 150,000, se que incluye en el renglón S-43 de los estados financieros.

Al 30 de septiembre de 2004 la empresa no posee acciones propias recompradas.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO

(Ver desglose de los principales conceptos en el estado de resultados consolidado).

Nota 8. IMPUESTOS DIFERIDOS

A continuación se muestran los efectos acumulados al 30 de septiembre del 2004.

S-71 Resultado por tenencia de activos no monetarios:

Resultados por tenencia de activos no Monetarios	$ (668,354)
Efecto acumulado del impuesto sobre la renta diferido (D-4)	(1,011,960)
	$ (1,680,314)

S-31 Créditos diferidos:
S-66 Impuestos diferidos:

En estos renglones se incluye un pasivo por:

ISR diferido (D-4)	$ 867,568
ISR diferido fiscal	79,860
PTU diferido (D-4)	12,404
	$ 959,832

NOTA 9. PARTIDAS EXTRAORDINARIAS

N/A

NOTA 10. OPERACIONES DISCONTINUADAS

N/A

NOTA 11. EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD.

N/A

NOTA 12. RESULTADOS NETOS MENSUALES (HISTORICO Y ACTUALIZADO)

ULTIMOS 12 MESES

MES	RESULTADO NETO MAYORITARIO DEL EJERCICIO ACUMULADO HISTORICO	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL HISTORICO	INDICE AL CIERRE	INDICE DE ORIGEN	RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL ACTUALIZADO
Oct-03	92,332	92,332	110.602	105.661	96,650
Nov-03	202,789	110,457	110.602	106.538	114,670
Dic-03	250,282	47,493	110.602	106.996	49,094
Ene-04	270,302	20,020	110.602	107.661	20,567
Feb-04	314,688	44,386	110.602	108.305	45,327
Mar-04	424,463	109,775	110.602	108.672	111,725
Abr-04	538,346	113,883	110.602	108.836	115,731
May-04	634,352	96,006	110.602	108.563	97,809
Jun-04	746,697	112,345	110.602	108.737	114,272
Jul-04	838,594	91,897	110.602	109.022	93,229
Ago-04	916,796	78,202	110.602	109.695	78,849
Sep-04	1,042,238	125,442	110.602	110.602	125,442
		1,042,238			1,063,365

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**
GRUPO CONTINENTAL, S.A.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	EMBOTELLADORA	149,999	99.99	8,422	177,435
2 EMBOTELLADORA AMECA, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	164	97,184
3 EMBOTELLADORA DE COAHUILA, S.A. DE C.V.	EMBOTELLADORA	149,999	99.99	14,026	137,863
4 EMBOTELLADORA GOMEZ PALACIO, S.A. DE C.V.	EMBOTELLADORA	499,999	99.99	4,494	104,109
5 EMBOTELLADORA GUADIANA, S.A. DE C.V.	EMBOTELLADORA	17,619,998	99.99	27,396	285,135
6 EMBOTELLADORA LA BUFA, S.A. DE C.V.	EMBOTELLADORA	12,999,999	99.99	15,639	147,141
7 EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	EMBOTELLADORA	11,082,060	99.99	17,773	531,364
8 EMBOTELLADORA LAGUNERA, S.A. DE C.V.	EMBOTELLADORA	1,904,999	99.99	5,571	157,186
9 EMBOTELLADORA LAS TROJES, S.A. DE C.V.	EMBOTELLADORA	13,637,027	99.99	16,508	194,144
10 EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	EMBOTELLADORA	349,999	99.99	5,676	145,484
11 EMBOTELLADORA RIO VERDE, S.A. DE C.V.	EMBOTELLADORA	49,999	99.99	1,410	38,936
12 EMBOTELLADORA SAN LUIS, S.A. DE C.V.	EMBOTELLADORA	99,999	99.99	8,712	134,654
13 EMBOTELLADORA TANGAMANGA, S.A. DE C.V.	EMBOTELLADORA	50,409,118	99.99	18,536	241,711
14 EMBOTELLADORA FRESNILLO, S.A. DE C.V.	EMBOTELLADORA	849,999	99.99	3,176	103,877
15 EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	EMBOTELLADORA	18,999,999	99.99	22,038	272,522
16 EMBOTELLADORA DE TECOMAN, S.A. DE C.V.	EMBOTELLADORA	33,391,749	99.99	159,791	192,029
17 INMOBILIARIA FAVORITA, S.A. DE C.V.	INMOBILIARIA	18,290,060	99.99	23,969	634,679
18 FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	INMOBILIARIA	17,203,089	99.99	14,315	175,217
19 CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CONCENTRADOS Y ESP. QUIMICAS	499,999	99.99	846	17,622
20 FOMENTO DURANGO, S.A. DE C.V.	INMOBILIARIA	2,108,017	99.99	568	131,109
21 FOMENTO MAYRAN, S.A. DE C.V.	INMOBILIARIA	2,130,817	99.99	1,033	94,970
22 FOMENTO POTOSINO, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	475	26,887
23 FOMENTO RIO NAZAS, S.A. DE C.V.	INMOBILIARIA	49,999	99.99	1,315	31,003
24 FOMENTO SAN LUIS, S.A. DE C.V.	INMOBILIARIA	52,370,655	99.99	50,853	157,127
25 FOMENTO ZACATECANO, S.A. DE C.V.	INMOBILIARIA	7,559,999	99.99	10,024	90,220

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
26 GROSSMAN Y ASOCIADOS, S.A. DE C.V.	INMOBILIARIA	109,999	99.99	2,281	140,758
27 SOCIEDAD INDUSTRIAL, S.A. DE C.V.	EMPRESA DE SERVICIOS	77,789,998	99.99	76,442	390,636
28 SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	EMPRESA DE SERVICIOS	6,120,000	51.00	3,544	7,170
29 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**514,997**	**4,858,172**
ASOCIADAS					
1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	ENLATADORA	84,609	17.51	9,039	70,500
2 ANDAMIOS ATLAS, S.A. DE C.V.	ANDAMIOS	1,065,139	26.01	6,524	59,272
3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	CONTR. INGENIOS AZUCAREROS	12,700,791	49.00	65,075	756,652
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**80,638**	**886,424**
OTRAS INVERSIONES PERMANENTES					**38,566**
TOTAL					**5,783,162**

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL**
GRUPO CONTINENTAL, S.A.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: 3 AÑO: 2004

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
REFACCIONARIO/BANORTE		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
ORGANISMOS FINANCIEROS																
AVIO/INTERNACIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/INTERNACIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
AVIO/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
DIVERSOS	31/12/2004	0.00	284,321	0	0	517	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**284,321**	**0**	**0**	**517**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
DIVERSOS	31/12/2004	0.00	282,280	0	0	15,228	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**282,280**	**0**	**0**	**15,228**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**566,601**	**0**	**0**	**15,745**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

OBSERVACIONES

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**151,722**	**1,734,003**	0	0	**1,734,003**
PASIVO	**1,378**	**15,745**			**15,745**
CORTO PLAZO	1,378	15,745	0	0	15,745
LARGO PLAZO	0	0	0	0	0
SALDO NETO	**150,344**	**1,718,258**			**1,718,258**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION ES DE $11.4288 US DOLLAR PUBLICADO POR EL BANCO DE MEXICO, EN EL DIARIO OFICIAL DE LA FEDERACION EL ULTIMO DIA HABIL DEL MES QUE SE REPORTA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	2,980,853	793,853	(2,187,000)	0.62	(13,592)
FEBRERO	2,991,213	752,428	(2,238,785)	0.60	(13,392)
MARZO	3,076,581	772,621	(2,303,960)	0.34	(7,808)
ABRIL	3,193,617	801,635	(2,391,982)	0.15	(3,609)
MAYO	3,448,786	1,785,494	(1,663,292)	(0.25)	4,172
JUNIO	2,542,060	766,026	(1,776,034)	0.16	(2,847)
JULIO	2,684,369	795,250	(1,889,119)	0.26	(4,951)
AGOSTO	2,838,269	845,601	(1,992,668)	0.62	(12,301)
SEPTIEMBRE	2,996,086	888,341	(2,107,745)	0.83	(17,427)
ACTUALIZACION:	0	0	0	0.00	(990)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**(72,745)**

OBSERVACIONES

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
=== N O A P L I C A ===

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
=== N O A P L I C A ===

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**

GRUPO CONTINENTAL, S.A.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
REGION OCCIDENTE	EMBOTELLADORA	46,335	69
REGION CENTRO	EMBOTELLADORA	34,405	66
REGION NORTE	EMBOTELLADORA	31,770	46
TOTAL GRUPO	EMBOTELLADORA	112,510	62
CONCENTRADOS IND., SA DE CV	FABRICA DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS	526	53

OBSERVACIONES

(1)

- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 419 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2004**
GRUPO CONTINENTAL, S.A.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CONCENTRADO	COCA-COLA DE MEXICO			SI	33.21
AZUCAR	P.I.A.S.A. (ASOCIADA)			SI	21.12
ENVASE NO RETORNABLE	VITRO,S.A. E INNOPACK			SI	21.29
CORCHOLATA Y TAPAS	TAPON CORONA D GUADALAJARA SA CROWN CORK DE MEXICO, SA TAPAS INNOVATIVAS, SA DE CV			SI	3.20

OBSERVACIONES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **200**
GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR (NARTD)	252,527	3,429,858	257,987	7,296,005		COCA-COLA, COCA-COLA VAINILLA, COCA-COLA LIGHT, FANTA, SPRITE, FRESCA, LIFT, DELAWARE, SPRITE CERO, SENZAO, POWERade, MICKEY AVENTURAS, NESTEA, BEAT, CIEL	DETALLISTAS EN GENERAL
DIVERSOS				98,020		DIVERSAS	DIVERSOS
TOTAL		3,429,858		7,394,025			

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **200**
GRUPO CONTINENTAL, S.A.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
SERVICIOS DE ANALISIS QUIMICOS				393	COSTA RICA, VENEZUELA Y COLOMBIA	COINSA	DIVERSOS
TOTAL				393			

OBSERVACIONES

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:
- EL VOLUMEN DE PRODUCCION Y VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS SON DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFON DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACION EN EL MERCADO NO ES DETERMINABLE.

82-4211

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: 3 AÑO: **2004**

GRUPO CONTINENTAL, S.A.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
*	0.02000	0	750,000,000			750,000,000	15,000	
TOTAL			**750,000,000**	**0**	**0**	**750,000,000**	**15,000**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
750,000,000

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: **CONTAL** FECHA: 28/10/2004 15:53

GRUPO CONTINENTAL, S.A.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO CONTINENTAL, S.A.
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
DIRECCION DE INTERNET:	www.contal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCO7901128N8
DOMICILIO FISCAL:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP

RESPONSABLE DE PAGO

NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO ,TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	- CYNTHIA H. GROSSMAN -
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 213-37-21
FAX:	01-833 217-02-95 Y 01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10

FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR EJECUTIVO JURIDICO Y DE RECURSOS HUMANOS
NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-21
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303

COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO APLICA
NOMBRE:	N.A. NO APLICA NO APLICA NO APLICA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE TESORERIA
NOMBRE:	- MIGUEL ANGEL DIAZ ALONSO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-15
FAX:	01-833 241-25-77
E-MAIL:	mdiaz@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-10
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE FINANZAS
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

82-4211

CLAVE DE COTIZACION: CONTAL
GRUPO CONTINENTAL, S.A.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

C.P. MARCOS AGUILAR ROMO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

C.P. MIGUEL ANGEL RABAGO VITE
DIRECTOR EJECUTIVO DE FINANZAS

TAMPICO, TAMP, A 28 DE OCTUBRE DE 2004